# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurinia Pharmaceuticals Inc., CIK 0001600620
CUSIP: 05156V102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: #140, 14315 - 118 Avenue, Edmonton, Alberta Canada (A0), T5L 4S6
Date of event which requires filing of this statement: 03/23/2026
Amends the filing with accession number 0001214659-24-016381
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,229,500; sole dispositive power 0; shared dispositive power 12,229,500; aggregate amount beneficially owned 12,229,500 (9.2% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 132,970,979 Common Shares outstanding as of February 25, 2026, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on February 26, 2026.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 12,229,500; sole dispositive power 0; shared dispositive power 12,229,500; aggregate amount beneficially owned 12,229,500 (9.2% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,990,461; sole dispositive power 0; shared dispositive power 6,990,461; aggregate amount beneficially owned 6,990,461 (5.3% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,239,039; sole dispositive power 0; shared dispositive power 5,239,039; aggregate amount beneficially owned 5,239,039 (3.9% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Aurinia Pharmaceuticals Inc.
Address of issuer's principal executive offices: #140, 14315 - 118 Avenue, Edmonton, Alberta Canada (A0), T5L 4S6
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on September 12, 2024, as amended on March 4, 2025 and March 3, 2026. Item 4 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

On March 23, 2026, Mr. Tang was appointed as Chief Executive Officer of the Issuer.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (03/25/2026)
- KEVIN TANG: /s/ Kevin Tang, Self (03/25/2026)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/25/2026)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/25/2026)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (03/25/2026)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (03/25/2026)